Exhibit 21.1

SUBSIDIARIES OF GTWY HOLDINGS LIMITED

Entity	Jurisdiction
1144803 BC Ltd.	British Columbia
1144808 BC Ltd.	British Columbia
1144809 BC Ltd.	British Columbia
1182066 BC Ltd.	British Columbia
1188193 BC Ltd.	British Columbia
7588674 Canada Inc. (Canada)	Canada
0998282 BC Ltd.	British Columbia
7779 Ventures Inc.	British Columbia
Playtime Gaming Group Inc.	British Columbia
Abby Properties Ltd.	Ontario
Abby Joint Venture	British Columbia
Gateway Casinos & Entertainment Limited	Canada
Gateway Casinos & Entertainment Ontario Limited	Ontario
GTWY Merger Sub Corp.	Delaware
Casino Rama Services Inc.	Ontario
Enterprise Entertainment Ltd.	British Columbia
Lucky’s Ventures Ltd.	British Columbia